EXHIBIT 99.1

NOTICE OF CHANGE OF AUDITOR

FROM:	GameSquare Holdings, Inc. (the “Corporation”)

TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

Baker Tilly WM LLP

Kreston GTA LLP

The Corporation hereby gives notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) as follows:

1.

Kreston GTA LLP (the “Successor Auditor”) were appointed auditors effective July 7, 2023 in order to replace Baker Tilly WM LLP (the “Former Auditor”) who are no longer the auditors of the Corporation.

2.

The replacement of the Former Auditor and the appointment of the Successor Auditor have been considered and recommended by the Audit Committee of the Board of Directors and approved by the Board of Directors of the Corporation.

3.

The auditor’s reports prepared by the Former Auditor in respect of the Corporation’s financial statements for the two most recently completed financial years prior to the resignation of the Former Auditor, being the years ended August 31, 2022 and August 31, 2021 did not contain any reservation.

4.	There have been no “reportable events” (as that term is defined in NI 51-102) between the Corporation and the Former Auditor.

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Dated at Toronto, Ontario this 11th day of July, 2023.

GAMESQUARE HOLDINGS, INC.

By:	/s/ Michael Munoz
Name:	Michael Munoz
Title:	Chief Financial Officer

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